Exhibit 99.73

Abaxx Technologies Announces Share Consolidation

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated April 26, 2023 to its short form base shelf prospectus dated November 4, 2021

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES/

TORONTO, May 18, 2023 -- Abaxx Technologies Inc. (NEO: ABXX) (OTCQX: ABXXF) (the “Company” or “Abaxx”) announces that it intends to complete a consolidation (the “Consolidation”) of its common shares (“Common Shares”) on the basis of three (3) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share. As of the date hereof, there are 73,548,185 Common Shares issued and outstanding. On a post-Consolidation basis, the Company shall have approximately 24,516,061 Common Shares issued and outstanding. It is expected that the Common Shares reflecting the Consolidation will commence trading on the NEO Exchange on or around May 23, 2023. The Company will not be changing its name in connection with the Consolidation. Completion of the Consolidation is subject to the receipt of all necessary regulatory approvals including the approval of the NEO Exchange. Shareholder approval for the Consolidation was obtained at a special meeting of the shareholders held on April 14, 2023.

No fractional Common Shares will be issued as a result of the Consolidation. Any fractional interest in Common Shares resulting from the Consolidation will be rounded down to the nearest whole Common Share. Registered shareholders will receive a letter of transmittal from the Company’s transfer agent, Odyssey Trust Company, providing instructions on how to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates or Direct Registration Advice (DRS) representing post-Consolidation common shares to which they are entitled as a result of the Consolidation. No action is required by non-registered shareholders (shareholders who hold their common shares through an intermediary) to receive post-Consolidation Common Shares in connection with the Consolidation.

About Abaxx Technologies

Abaxx is a development stage financial software and market infrastructure company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media.

For more information about this press release, please contact:

Steve Fray, CFO

Tel: 416-786-4381

Media and Investor Inquiries:

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to the effects of the Consolidation, the completion and potential benefits of the Consolidation, the expected number of common shares issued and outstanding following the Consolidation, the timing and anticipated effective date of the Consolidation, Abaxx’s objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, unanticipated effects of the Consolidation on the price of Abaxx’s securities, failure to obtain necessary regulatory approvals, including the approval of the NEO Exchange, failure to complete securities exchange listings in a timely fashion or at all, protection of intellectual property rights, contractual risk, third party risk, clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change, dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’s normal course of business. Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.